

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

October 4, 2017

Jacob Meldgaard
Executive Director and Chief Executive Officer
TORM plc
Birchin Court, 20 Birchin Lane
London, EC3V 9DU
United Kingdom

> **Re: TORM plc**
> **Draft Registration Statement on Form 20-F**
> **Submitted September 8, 2017**
> **CIK No. 0001655891**

Dear Mr. Meldgaard:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

<u>The majority of our Class A common shares are held by a limited number of shareholders, which may create conflicts of interest, page 29</u>

1. Please disclose here the percentage of Class A shares held by your controlling shareholder Njord Luxco.

History and Development of the Company, page 37

2. We note your disclosure on page 38 that as of June 30, 2017, you had coverage for 21% of your earning days for the second half of 2017. Please revise to clarify the meaning of "coverage" in this context.

Business Overview, page 40

3. We note your disclosure on pages 44 and 149 that as of June 30, 2017, your coverage for 2017 was 21%. Please revise to clarify whether you are referring to coverage for the second half of 2017.

Directors, Senior Management and Employees, page 98

4. We note that you have not disclosed the compensation of Christian Søgaard-Christensen, Lars Christensen, or Jesper Søndergaard Jensen on an individual basis. Please tell us whether you are required to disclose such information. Refer to Item 6.B of Form 20-F.

Major Shareholders and Related Party Transactions, page 106

5. We note that you have included risk factor disclosure on page 36 regarding your related party agreements, but it does not appear that you have provided information regarding such agreements pursuant to Item 7.B of Form 20-F. Please advise.

Capital Calls, page 118

6. We note your disclosure that your Board of Directors has the authority to make calls upon the shareholders in respect of any money unpaid on their shares and each shareholder shall pay as required by such notice the amount called on its shares. We also note that your articles of association provide for the board to make calls on the shareholders. Please revise to clarify the circumstances under which the board may make calls on shareholders.

Exhibits, page 151

7. Please file your employment agreements described on page 103 or provide your analysis as to why they are not required under the Instructions as to Exhibits of Form 20-F.

You may contact Theresa Brilliant at (202) 551-3307 or Doug Jones at (202) 551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at (202) 551-3324 or me at (202) 551-3584 with any other questions.

Sincerely,

/s/ Laura Nicholson

Laura Nicholson
Special Counsel
Office of Transportation and Leisure